[Letterhead of Sullivan & Cromwell LLP]

April 14, 2017

Via EDGAR correspondence

Ms. Sandra B. Hunter,

        Staff Attorney,

                Office of Real Estate and Commodities,

                        Division of Corporation Finance,

                                 Securities and Exchange Commission,

                                         100 F Street, N.E.,

                                                 Washington, DC 20549.

Re:	Forest City Realty Trust, Inc.
Registration Statement on Form S-4
Filed March 3, 2017; File No. 333-216439

Dear Ms. Hunter:

Set forth below are the responses of Forest City Realty Trust, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission received by us by e-mail on March 30, 2017 with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on March 3, 2017. For your reference, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently herewith.

For your convenience, each Staff comment is provided below in bold and is then followed by the Company’s response, which we have provided on the Company’s behalf.

General

1.	You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

Ms. Sandra B. Hunter

Securities and Exchange Commission

Company Response: Set forth below is the information requested by the Staff with respect to the cash disposition of fractional interests in connection with the pending reclassification described in Amendment No. 1 (the “Reclassification”):

•	On April 5, 2017, based on information provided by the Company’s transfer agent, there were approximately 287 record holders of Class B Common Stock. We expect that a substantial majority, and possibly all, of these record holders would be subject to cash disposition of fractional interests.

•	Based on (i) the closing price of Class A Common Stock of $21.88 per share on April 5, 2017, (ii) 18,788,163 shares of outstanding Class B Common Stock on April 5, 2017, and (iii) information provided by the Company’s transfer agent regarding the record holders of Class B Common Stock on April 5, 2017, the estimated maximum aggregate amount of cash payable to dispose of fractional interests would be approximately $3,575.

•	No record holders of Class B Common Stock would be effectively cashed out after giving effect to the cash disposition of fractional interests because each record holder holds at least one share of Class B Common Stock and, based on the exchange ratio of 1.31, would receive at least one share of Class A Common Stock.

For the reasons set forth below, we respectfully submit that the Reclassification is within the intended scope of Rule 13e-3(g)(2) and therefore exempt from the application of Rule 13e-3.

Pursuant to the Reclassification, each share of Class B Common Stock would be reclassified and exchanged into 1.31 shares of Class A Common Stock. As indicated by the figures above, the cash that would be paid to dispose of fractional interests represents a de minimis amount of the total consideration in the Reclassification, which is valued at approximately $538.5 million (based on the closing price of Class A Common Stock on April 5, 2017 and the number of shares of Class B Common Stock outstanding on April 5, 2017). The mechanic for giving effect to the cash disposition of fractional interests is designed to ensure that all holders would receive a cash amount equivalent to the value of the fractional interests they would otherwise be due by operation of the Reclassification. Except for the payment of a de minimis amount of cash to dispose of fractional interests, all of the consideration will consist of Class A Common Stock, which is a class of equity security that both trades on a liquid market and satisfies the conditions in Rule 13e-3(g)(2)(i)-(iii) (i.e., common stock registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on a national securities exchange).

Ms. Sandra B. Hunter

Securities and Exchange Commission

As the Division has explained, the “basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction . . . all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.” Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979). The Company respectfully submits that in the context of the Reclassification, the payment of a de minimis amount of cash to dispose of fractional interests does not contravene the basis of the Rule 13e-3(g)(2) exception. Unlike the “going private” transactions generally captured by Rule 13e-3, by operation of the 1.31 exchange ratio, every single holder of Class B Common Stock would maintain an equivalent or enhanced equity interest (as holders of Class A Common Stock) and would continue to enjoy the benefits of public ownership and the protections of the Exchange Act. The cash disposition of fractional interests in connection with the Reclassification is not driven by any value decision, but rather is a customary mechanical procedure utilized in stock transactions to mitigate unnecessary administrative burdens on the corporate share register while permitting stockholders to maintain the equivalent or enhanced equity interest provided for pursuant to the exchange ratio.

In determining the intended scope of the Rule 13e-3(g)(2) exception, the Division has eschewed formalism and focused instead on whether a transaction is comprehended within the purposes of Rule 13e-3. For example, while the Rule 13e-3(g)(2) exception provides that security holders may be offered “only an equity security,” Question and Answer 11, Release No. 34-17719 (April 13, 1981) provides that the exception is available if security holders are offered the opportunity to elect either cash or stock consideration, if (1) the cash, when first offered, is substantially equivalent to the value of the security offered, and (2) both options are offered to security holders. Given that the Division has extended the Rule 13e-3(g)(2) exception to such cash/stock elections because they satisfy the exception’s purpose of ensuring that security holders are permitted to maintain an equivalent or enhanced equity interest, the Company respectfully submits that the Reclassification, which meets those same principles, also falls within the intended scope of the Rule 13e-3(g)(2) exception. Indeed, the cash disposition of fractional interests in the context of the Reclassification does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

As part of its analysis, the Company also considered that the Division has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu of fractional shares to target security holders. In each of the cited no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to target security holders. See, e.g., Canadian Pacific Limited (June 26, 1996), Standard Shares, Incorporated (April 28, 1989) and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the Division did in each instance grant “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception. The Company also considered that the Staff did not require the filing of a Schedule 13E-3 in two recent stock transactions where cash was paid in lieu of fractional interests notwithstanding that the Staff, in reviewing the related Registration Statements on Form S-4, made a similar comment regarding the exception in Rule 13e-3(g)(2) and requested analysis regarding the applicability of Rule 13e-3 to the transaction at hand. See Correspondence from Global Net Lease, Inc., Response 1 (filed October 21, 2016) and Correspondence from Tesla Motors, Inc., Response 1 (filed October 7, 2016).

Ms. Sandra B. Hunter

Securities and Exchange Commission

The Reclassification

Background of the Reclassification

2.	We note your disclosure that the Company periodically reviewed its equity capital structure and considered whether maintaining the dual-class structure remained in the best interests of the company and its stockholders. Please clarify the changes since previous reviews that resulted in the Board pursuing the reclassification in the course of this review. We also note your disclosure that as part of these reviews, the Board discussed and solicited the input of its stockholders with respect to the Company’s dual-class stock structure. Please revise your disclosure to briefly describe these discussions and the input received.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38.

3.	We note your reference on page 36 to certain preliminary analyses prepared by representatives of Lazard. Information about any reports, opinions or appraisals that are materially related to the transaction contemplated by the Reclassification Agreement and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Please see Item 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about these preliminary analyses and provide us a copy of the analyses for our review. Alternatively, please tell us why you believe this is not required pursuant to these items.

Company Response: The Company respectfully submits that the preliminary analyses referred to on page 39 of Amendment No. 1 do not constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4. The preliminary analyses referred to on page 39 of Amendment No. 1 were hypothetical in nature and were discussed prior to the finalization of the terms of the Reclassification. They are referred to in Amendment No. 1 simply to provide stockholders with a full and complete description of the Special Committee’s robust deliberative process and not because the Company regards the preliminary analyses to be material.

Ms. Sandra B. Hunter

Securities and Exchange Commission

The Company respectfully submits that the disclosure in the Amendment No. 1 relating to Lazard, including the detail provided regarding the principal financial analysis that Lazard deemed appropriate in connection with rendering its financial opinion, provide stockholders with the material aspects of the Special Committee’s and Board of Directors’ decision-making process based on Lazard’s input. Based on these considerations and long-standing practice for transactions that are not subject to Rule 13e-3, the Company respectfully submits that further disclosure is not required under Item 4(b) of Form S-4.

Opinion of Lazard

4.	We note the description of the fairness opinion prepared by Lazard starting on page 44. We further note that, in connection with rendering its opinion, the Company provided Lazard with various financial forecasts and other data relating to the business of the Company. Please revise your description of the Lazard opinion to disclose the financial forecasts and other data used, or tell us why this is not material.

Company Response: The Company respectfully submits that the financial forecasts and other business data provided to Lazard referred to on page 49 of Amendment No. 1 are not material. Amendment No. 1 includes a summary of three financial analyses performed by Lazard in connection with rendering its financial opinion: (i) a premiums paid analysis of selected reclassification transactions (the principal financial analysis that Lazard deemed appropriate in connection with rendering its opinion), (ii) a premiums paid analysis of selected dual-class M&A transactions, and (iii) a premiums paid analysis of selected real estate M&A transactions. The financial forecasts and other business data were not referred to, or used by, Lazard in preparing these financial analyses, because financial forecasts and other business data are not an input in performing a premiums paid analysis. Consequently, disclosure of the forecasts and other business data provided to Lazard is neither necessary nor helpful for stockholders to fully evaluate the financial analyses performed by Lazard and summarized in Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 to clarify that Lazard did not utilize the financial forecasts provided to Lazard as an input in performing the financial analyses summarized in Amendment No. 1, including the principal financial analysis Lazard deemed appropriate in rendering its opinion.

*        *        *         *        *

Ms. Sandra B. Hunter

Securities and Exchange Commission

The Company’s management asked that we pass along their appreciation for your prompt review of the Registration Statement and Amendment No. 1 and that we also advise you that they would very much like to mail the proxy statement/prospectus included therein as soon as possible. With that in mind, we respectfully request that you review Amendment No. 1 and the responses noted above and provide any remaining questions or comments as soon as practicable. In the meantime, if you should have any questions concerning these responses or Amendment No. 1, please contact Joseph Frumkin at (212) 558-4101 or via e-mail at frumkinj@sullcrom.com, Benjamin Weber at (212) 558-3159 or via e-mail at weberb@sullcrom.com or me at (212) 558-7931 or via e-mail at veeraraghavank@sullcrom.com.

Very truly yours,

/s/ Krishna Veeraraghavan

cc:	Rahul K. Patel
(Securities and Exchange Commission)

Robert G. O’Brien
J. Matthew Shady, Esq.
(Forest City Realty Trust, Inc.)

Joseph B. Frumkin
Benjamin R. Weber
(Sullivan & Cromwell LLP)